

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Charles Camorata
President
Mainstream Entertainment, Inc.
11637 Orpington Street
Orlando, FL 32817

>   **Re: Mainstream Entertainment, Inc.**
>   **Amendment No. 2 to the Registration Statement on Form S-1**
>   **Filed August 9, 2011**
>   **File No. 333-172924**

Dear Mr. Camorata:

We have reviewed your response to our letter dated July 25, 2011 and have the following additional comments.

Prospectus Summary, page 5

The Company, page 5

1. We note your response to prior comment three and reissue in part. Please disclose in the opening paragraphs your net losses for the last fiscal year and most recent interim period. Also disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

2. Additionally, we note your revised disclosure that your cash on hand was only sufficient to cover expenses for two and a half months from March 31, 2011. In light of your liquidity situation, please disclose the cash available to you as of the most recent practicable date and disclose whether Jeffrey Martin has advanced funds to you after March 31, 2011.

3. We note your response to prior comment six. Please disclose in the summary that you require at least $90,000 of additional funding to execute your current business strategy.

Competition, page 17

4. We note your response to prior comment 9. Please remove references to Sony, RCA, and Universal as you are unlikely to compete with these companies given your current stage of development. To the extent appropriate, consider discussing smaller independent

music producers as you are more likely to compete with these companies at this point in your history.

Financial Statements for Fiscal Year Ended September 30, 2010

5. We note that you have revised your financial statements in response to prior comment 16. However, we also note that the date of the independent registered accountant's audit opinion was not updated in connection with the revisions to your financial statements. Please include an appropriately dated audit opinion from the independent registered accountant in the next amendment to your registration statement.

Item 17. Undertakings, page 62

6. We note your response to prior comment 17 and reissue. It appears you have included the undertakings required by Regulation SB, which is no longer operative. Please revise to include the precise language of each applicable undertaking. Refer to Item 512 of Regulation S-K.

Signatures, page 63

7. We note your response to prior comment 18 and reissue. Please include the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller in their individual capacities in the second signature block.

Other

8. Please revise the next amendment to your registration statement to include updated financial statements that comply with the requirements of Rule 8-08 of Regulation S-X.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gregory M. Wilson, Esq.